                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                            (Amendment No. 1)

                         PAINE WEBBER GROUP INC.
                            (Name of Issuer)

                              COMMON STOCK
                              $1 PAR VALUE
                     (Title of Class of Securities)

                                69562910
                             (Cusip Number)

                        GENERAL ELECTRIC COMPANY
                 GENERAL ELECTRIC CAPITAL SERVICES, INC.
                       KIDDER, PEABODY GROUP INC.
                   KIDDER, PEABODY & CO. INCORPORATED
                   (Name of Persons Filing Statement)

                        BENJAMIN W. HEINEMAN, JR.
                        GENERAL ELECTRIC COMPANY
                          3135 Easton Turnpike
                          Fairfield, CT  06431
                         Tel. No.:  203-373-2494
                 (Name, Address and Telephone Number of
                  Person Authorized to Receive Notices
                           and Communications)

                            December 16, 1994
                 (Date of Event which Requires Filing of
                             this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].

      Check the following box if a fee is being paid with this statement: [ ]

                              SCHEDULE 13D

CUSIP NO. 69562910            PAGE  2  of        Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KIDDER, PEABODY & CO. INCORPORATED
      IRS NO. 13-5650440

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      Inapplicable                                          (a)  [ ]
                                                            (b)  [ ]

3     SEC USE ONLY


4     SOURCE OF FUNDS
      00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [X]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

                        7     SOLE VOTING POWER
                              0
      NUMBER OF
       SHARES           8     SHARED VOTING POWER
   BENEFICIALLY               21,520,000    (SEE ITEM 5)
      OWNED BY
        EACH            9     SOLE DISPOSITIVE POWER
      REPORTING               0
         |
       PERSON
        WITH
                        10    SHARED DISPOSITIVE POWER
                              21,520,000    (SEE ITEM 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON  21,520,000   (SEE ITEM 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                        [  ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      22.2%

14    TYPE OF REPORTING PERSON
      C0, BD

            This statement on Schedule 13D relates to the common stock, $1 par value per share (the "Common Stock"), of Paine Webber Group Inc., a Delaware corporation (the "Company"). The statement on Schedule 13D originally filed by General Electric Company, a New York corporation ("GE"), General Electric Capital Services, Inc., a Delaware corporation ("GECS"), and Kidder, Peabody Group Inc., a Delaware corporation ("Kidder"), dated November 14, 1994 (the "Initial Schedule 13D"), is hereby amended and supplemented as set forth below. Certain capitalized terms used in this statement but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

            This statement is being filed on behalf of GE, GECS, Kidder and Kidder, Peabody & Co. Incorporated, a Delaware corporation ("KPCI").

ITEM 2.     IDENTITY AND BACKGROUND

            Item 2 of the Initial Schedule 13D is hereby amended and supplemented as follows:

            Kidder, Peabody & Co. Incorporated, a Delaware corporation ("KPCI"), 10 Hanover Square, New York, New York 10005 is hereby added as a filing person. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of KPCI is set forth on Schedule A hereto.

            KPCI is a wholly-owned subsidiary of Kidder. In the past, KPCI has provided a wide variety of financing, insurance, investment banking and securities brokerage products and services including specialty insurance, consumer services, mid-market financing, equipment management, full-service securities brokerage and specialized financing.

            Except as previously disclosed, during the last five years, none of KPCI or, to the best of its knowledge, any of the persons listed on Schedule A hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

ITEM 4.     PURPOSE OF TRANSACTION

            Item 4 of the Initial Schedule 13D is hereby amended and supplemented as follows:

            The Company, GE and Kidder have entered into a Supplemental Agreement dated as of December 9, 1994 (the "First Supplemental Agreement") and a Second Supplemental Agreement dated as of December 16, 1994 (the "Second Supplemental Agreement") which, among other things, provide for the transactions contemplated by the Asset Purchase Agreement to be consummated pursuant to multiple closings in lieu of a single closing. Pursuant to the Asset Purchase Agreement, as amended and supplemented by the First Supplemental Agreement and the Second Supplemental Agreement (the "Asset Purchase Agreement"), (i) at a closing on December 9, 1994, the Company acquired the assets related to the real estate mortgage business of Kidder and (ii) at a closing on December 16, 1994 (the "December 16th Closing"), (A) the Company acquired the assets related to certain other businesses of Kidder (including equity research, investment banking (excluding high yield and emerging markets), domestic fixed income (sales force only), portions of international fixed income and portions of international institutional equity) and (B) KPCI acquired the Common Stock, the Convertible Preferred Stock and the Redeemable Preferred Stock. The acquisition by the Company of the assets of the retail brokerage business of Kidder is expected to occur on or about January 30, 1995 and the acquisition by the Company of the assets of the asset management business of Kidder is expected to occur no later than April 30, 1995.

            The Convertible Preferred Stock will be convertible into shares of Common Stock, at any time, in whole or in part, at the option of the holder. However, until the stockholders of the Company approve the issuance of the Common Stock to be delivered upon a conversion of the Convertible Preferred Stock, the Convertible Preferred Stock is not convertible into shares of Common Stock and the Company is obligated to deliver cash in lieu of Common Stock upon an exercise of the conversion privilege. A stockholders' vote is expected in May 1995. Assuming the stockholders approve the issuance of the Common Stock to be delivered upon a conversion of the Convertible Preferred Stock, the Convertible Preferred Stock will be convertible into 5,515,720 shares of Common Stock (assuming no adjustment in the conversion price from the date of issuance), representing approximately 5.3% of the then outstanding Common Stock of the Company (assuming no other issuances of Common Stock by the Company).

            KPCI has acquired the Common Stock and the Convertible Preferred Stock for investment. KPCI intends to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, KPCI may consider from time to time various alternative courses of action as permitted by the Stockholders Agreement dated December 16, 1994 among the Company, GE and Kidder (the "Stockholders Agreement"). Such actions may include, in certain limited circumstances permitted by the Stockholders Agreement and subject to receipt of all necessary regulatory approvals, the acquisition of additional Voting Securities through open market purchases, privately negotiated transactions or otherwise. Alternatively, and subject to the terms of the Stockholders Agreement, such actions may involve the sale of all or a portion of the Voting Securities in the open market, in privately negotiated transactions, through a public offering or otherwise. It is also possible that some or all of the Voting Securities or Redeemable Preferred Stock held by KPCI may be transferred to GE or any of its subsidiaries, subject to the terms of the Stockholders Agreement. Except as set forth above and except as contemplated by the Stockholders Agreement, none of GE, GECS, Kidder or KPCI or, to the best of their knowledge, any of the persons listed on Schedule A hereto has a plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY

            Item 5 of the Initial Schedule 13D is hereby amended and supplemented as follows:

            (a) KPCI has acquired and, for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), KPCI directly beneficially owns 21,500,000 shares of Common Stock and (ii) at the close of business on December 16, 1994, KPCI had acquired on behalf of third parties and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owned 20,000 shares of Common Stock, collectively, representing approximately 22.2% of the then outstanding Common Stock.

            Kidder is the parent corporation of KPCI, GECS is the parent corporation of Kidder and GE is the parent corporation of GECS. As a result, for the purpose of Rule 13d-3 promulgated under the Exchange Act, each of Kidder, GECS and GE indirectly beneficially owns 21,520,000 shares of Common Stock, representing approximately 22.2% of the then outstanding Common Stock.

            Assuming the Company's stockholders approve the issuance of the Common Stock to be delivered upon a conversion of the Convertible Preferred Stock, as described in Item 4 above, KPCI would directly beneficially own (and GE, GECS and Kidder would indirectly beneficially own) an additional 5,515,720 shares of Common Stock (assuming no adjustment in the conversion price from the date of issuance), which, with the 21,520,000 shares of Common Stock, would represent approximately 26.2% of the then outstanding Common Stock (assuming no other issuances of Common Stock by the Company).

            Except as set forth in this Item 5(a), none of GE, GECS, Kidder or KPCI or, to the best of their knowledge, any of the persons listed in Schedule A hereto beneficially owns any Common Stock.

            (b) Subject to the terms of the Stockholders Agreement, KPCI has the power to vote and to dispose of 21,500,000 shares of Common Stock. KPCI has the shared power to vote and dispose of 20,000 shares of Common Stock held on behalf of customers in discretionary accounts.

            Subject to the terms of the Stockholders Agreement, Kidder, as the parent corporation of KPCI, GECS, as the parent corporation of Kidder, and GE, as the parent corporation of GECS, have the indirect shared power to vote and dispose of 21,500,000 shares of Common Stock. Kidder, GECS and GE have the indirect shared power to vote and dispose of 20,000 shares of Common Stock held by KPCI on behalf of customers in discretionary accounts.

            Assuming the Company's stockholders approve the issuance of the Common Stock to be delivered upon a conversion of the Convertible Preferred Stock, as described in Item 4 above, and subject to the terms of the Stockholders Agreement, KPCI would have the power to vote and to dispose of (and GE, GECS and Kidder would have the indirect shared power to vote and dispose of) an additional 5,515,720 shares of Common Stock (assuming no adjustment in the conversion price from the date of issuance).

            (c) Except as set forth in Schedule B hereto, there were no purchases or sales of Common Stock effected during the past 60 days by KPCI or, to the best of its knowledge, any person listed in Schedule A hereto.







ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES
            OF THE COMPANY

            Item 6 of the Initial Schedule 13D is hereby amended and supplemented as follows:

            Prior to the December 16th Closing, the Company exercised its option pursuant to the Letter Agreement to issue to KPCI, at the December 16th Closing, in lieu of the Redeemable Preferred Stock, 2,500,000 shares of redeemable preferred stock with the same stated maturity as the Redeemable Preferred Stock, noncallable until the fifth anniversary of the date of issuance and callable at par at any time thereafter, with an annual dividend rate of 9%.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            Item 7 of the Initial Schedule 13D is hereby amended and supplemented as follows:

            Exhibit 99(c):    Supplemental Agreement dated as of
                              December 9, 1994 without exhibits

            Exhibit 99(d): Second Supplemental Agreement dated as of December 16, 1994 without exhibits



































                               SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 1994


                              GENERAL ELECTRIC COMPANY


                              By:  Benjamin W. Heineman, Jr.
                                   -------------------------------
                                   Senior Vice President,
                                          General Counsel and
                                          Secretary


                              GENERAL ELECTRIC CAPITAL
                                SERVICES, INC.


                              By:  Jeffrey S. Werner
                                   -------------------------------
                                   Senior Vice President,
                                          Corporate Treasury and
                                          Global Funding Operation


                              KIDDER, PEABODY GROUP INC.


                              By:  John M. Liftin
                                   -------------------------------
                                   Senior Vice President,
                                          General Counsel and
                                          Secretary


                              KIDDER, PEABODY & CO. INCORPORATED


                              By:  John M. Liftin
                                   -------------------------------
                                   Managing Director and
                                        General Counsel

                                                              Schedule A


                    DIRECTORS AND EXECUTIVE OFFICERS
                                   OF
                   KIDDER, PEABODY & CO. INCORPORATED

            The name, business address, title, present principal occupation or employment of each of the directors and executive officers of KPCI are set forth below. If no business address is given, the director's or officer's business address is KPCI's address. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to KPCI. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

                                          Present Principal
                                          Occupation Including
      Name and                             Name and Address <F1>
   Business Address                           of Employer
   ----------------                       -----------------------
DIRECTORS AND EXECUTIVE OFFICERS

Theodore J. Johnson                       Managing Director

John M. Liftin                            Managing Director and
                                          General Counsel

David M. McAuliffe                        Managing Director

C. Edward Midgley                         Managing Director

James A. Mullin                           Managing Director

Richard W. O'Donnell                      Managing Director,
                                          Chief Financial and
                                          Administrative Officer

Thomas F. Ryan, Jr.                       Managing Director

Douglas T. Tansill                        Managing Director

[FN]
<F1> Same address as director's or officer's business address except where indicated.

                                                              Schedule B


            During the 60 days prior to December 17, 1994, KPCI, the wholly-owned broker-dealer subsidiary of Kidder, purchased and sold shares of Common Stock pursuant to proprietary trading strategies. The Common Stock was one of the component securities of seven different baskets of securities. During such 60-day period, KPCI made purchases aggregating 52,262 and sales aggregating 69,800 shares of Common Stock pursuant to such proprietary trading strategies at prices ranging from $13.25 to $15.875 per share. The aggregate number of shares of Common Stock held by such baskets as of the close of business on December 16, 1994 was -96,550 (short position).

            During the 60 days prior to December 17, 1994, KPCI, on behalf of customers with discretionary accounts, made purchases aggregating 47,000 and sales aggregating 27,000 shares of Common Stock in quantities ranging from 400 to 27,100 shares at prices ranging from $14.375 to $15.50 per share.